 Performance Lock Endorsement

 Minnesota Life Insurance Company

 [Annuity Services • A1-9999] • [400 Robert Street North • St. Paul, MN 55101-2098]

 [1-800-362-3141] • [Fax 651-665-7942] • [securian.com]

This endorsement is attached to and made part of this contract as of the Contract Date. Terms not defined in this endorsement have the meaning given to them in the contract to which this endorsement is attached. To the extent any of the provisions contained in this endorsement are contrary to or inconsistent with those of the contract, the provisions of this endorsement will control.

Endorsement Provisions

Performance Lock

An option to have the Account Value of an Indexed Account reallocated to the Fixed Account before the end of a Crediting Period to avoid further Interim Value Adjustment fluctuations.

For each Indexed Account, you may elect a Performance Lock on any day of the Crediting Period, up to one time per Crediting Period. Upon election of a Performance Lock, the entire Account Value of the specified Indexed Account(s) will be reallocated by us to the Fixed Account, where it will earn a fixed interest rate for the remainder of that Contract Year. After a Performance Lock is elected for a given Indexed Account, the value of the Indexed Account will be zero. Beginning on the next Contract Anniversary, you may reallocate your Contract Value according to the “Transfers” section of this contract.

The Account Value(s) of the Indexed Account(s) you request to Performance Lock will be determined as of the Valuation Date coincident with or next following the day we receive your request at our home office. Such values on this Valuation Date may differ from the values at the time you made the request. Once elected, a Performance Lock may not be cancelled.

[A123456]
ICC24-72808	Minnesota Life 1